

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 28, 2014

Via E-Mail
Mr. Sean Fallis
Chief Financial Officer
Silver Bull Resources, Inc.
925 West Georgia Street, Suite 1908
Vancouver, B.C. V6C 3L2

      Re: Silver Bull Resources, Inc.
               Form 10-K for the Fiscal Year Ended October 31, 2013
               Filed January 13, 2014
               File No. 001-33125

Dear Mr. Fallis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2013

Consolidated Financial Statements, page F-1

Note 6 – Goodwill, page F-20

1.   We note your disclosure indicating that you analyze goodwill for impairment at least annually at the reporting unit level and understand that you did not identify any impairment of your goodwill in any of the years presented. We also understand that the goodwill originated from your acquisition of your property interests in Gabon through your merger with Dome Ventures in 2010, however; you report the entire $18.5 million goodwill balance in your Mexican operations based on your geographic information provided at footnote 16. Please address the following points:

- Tell us the reporting units you have identified for purposes of your goodwill impairment testing and the amounts of goodwill assigned to each of these reporting units

- Explain your basis for the assignment of goodwill to your reporting units and how your method of allocation is consistent with FASB ASC paragraphs 350-20-35-41 through 44.

- Tell us how the write-downs of your property concessions in Gabon in 2011 and 2012 as seen at footnote 5, and the proposed sale of Dome International Global Inc. as seen at page F-35, were considered in performing your impairment testing.

Note 18 – Subsequent Events, page F-35

2. We note your disclosures indicating that you entered into a binding letter of agreement to sell all of the issued and outstanding shares of Dome International Global Inc. on December 13, 2013. Please tell us how you considered the criteria in FASB ASC 360-10-45-9 in determining whether the assets and liabilities of Dome should be classified as held for sale as of October 31, 2013. Your response should also address why you do not reported the results of Dome as discontinued operations under FASB ASC 205-20-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining